Exhibit 99.1

BIGLARI CAPITAL CORP.

17802 IH 10 West, Suite 400

SAN ANTONIO, TEXAS 78257

TELEPHONE (210) 344-3400

FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

April 15, 2020

Ms. Sandra B. Cochran

Chief Executive Officer

Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

Dear Sandy:

As you are aware, we own 2,055,141 shares of Cracker Barrel Old Country Store, Inc., or 8.6% of the company’s outstanding shares. On July 18, 2019, Cracker Barrel entered into a transaction with Punch Bowl Social, a venture capital project funding a concept primarily serving alcoholic beverages, which lacks any resemblance to the company’s country-cooking family dining business. Within eight months of finalizing the transaction, the company lost a staggering $133 million of shareholders’ money, representing an investment loss of 100%.

One of the most astonishing aspects of this ordeal concerns the speed and timing of your exit from Punch Bowl Social, for there was no sound justification for abandoning the investment two days prior to the passage of the CARES Act. It was well known in the week of March 23 that a stimulus bill was imminent, with specific relief expected for businesses most affected by the current pandemic. No rational businessperson would make such an important decision until the legislation had passed and its provisions had been evaluated. At the very moment when landlords and lenders were negotiating with tenants and borrowers to mitigate the economic damage caused by the pandemic, including the cessation of parts of the economy, the board and management acted hastily to rid themselves of a significant investment without first obtaining details of the $2 trillion stimulus package. Thus, we are concerned not only with questionable investments the board and management are making but also with how they are handling those investments once they have been made.

On October 31, 2019, we sent you a letter requesting to inspect certain books and records related to capital allocation decisions such as the Punch Bowl Social purchase because we believed the transaction was unusual and its valuation was sky-high. Those materials are of utmost relevance today, in light of the company’s recent decision to walk away from Punch Bowl Social in an untimely manner and at a significant loss to Cracker Barrel investors. The crux of the matter is that the board and management have demonstrated a profound lack of business judgment by panic exiting Punch Bowl Social. Shareholders can and should expect the board and management to be transparent about how such decisions were reached.

We have repeatedly asked for data, and each time you have refused to honor our request. Because of the company’s egregious experience with Punch Bowl Social, we ask that all relevant information be released, including the information specified in the aforementioned October letter. The company’s continued failure to provide pertinent financial and operating data to its shareholders will leave us no choice but to pursue board representation at the company’s next annual meeting. Naturally, we would prefer to resolve our concerns amicably. As a long-standing and large shareholder of the company, we would expect the board to take the prudent action of complying with this request, which is in the best interest of all shareholders. If you have nothing to hide, why not release the information?

We look forward to hearing from you.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari